

*News Release*





ZURICH

# Zurich appoints Guy Munnoch CEO, General Insurance in the United Kingdom

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

**Media and Public Relations**
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

**Investor Relations**
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investor.relations@zurich.com

Zurich, October 31, 2006 – Zurich Financial Services Group (Zurich) has appointed Guy Munnoch (54) to the position of Chief Executive Officer (CEO), General Insurance in the United Kingdom, effective January 1, 2007. In this role he will report to Dieter Wemmer, CEO Europe General Insurance, and be part of the Executive Committee for Europe General Insurance. The appointment is subject to regulatory approval. Zurich is the 3rd largest general and commercial insurer in the UK.

Mr. Wemmer said: "I am delighted that Guy will take over this role in one of our most important markets. His broad industry experience along with his leadership skills will allow him to lead our general insurance business in the UK to the next level."



Mr. Munnoch joined the Zurich Group in 1997 as director responsible for fee-based services at Zurich Municipal, the leading provider of risk and insurance solutions to Britain's public services. In 1998 he assumed the position of Claims Director before becoming Zurich Municipal's Managing Director in 2001. In 2005, Mr. Munnoch was appointed Managing Director for Zurich Commercial and Municipal which was formed through the merger of Zurich's commercial businesses in the UK.

Ian Stuart (58) CEO, General Insurance in the UK since 2004, will retire on December 31, 2006. Having joined what was then Shield Insurance in Ireland in 1980, Mr. Stuart went on to become CEO of Eagle Star, General Insurance in Dublin for almost ten years before he was appointed to the

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position in the UK. Mr. Wemmer said: "I would like to thank Ian for his outstanding service to the Group over many years and in particular for the significant contribution he has made to the evolution of the general insurance operating model since his appointment two years ago. We wish him well for his retirement."

**Zurich Financial Services Group (Zurich)** is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.